Exhibit 99.1

SECOND AMENDMENT TO THE COOPERATION AGREEMENT

This Second Amendment to the Cooperation Agreement (this “Amendment”), dated Oct. 16, 2024 is by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”) and the entities and individuals set forth on the signatures pages hereto (collectively with each of their respective affiliates, the “Investor Group”). The Cooperation Agreement, dated July 17, 2022, was entered into by and among the Company and the Investor Group and was amended by the First Amendment to the Cooperation Agreement dated August 29, 2023 (as amended, the “Cooperation Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Cooperation Agreement.

Pursuant to Section 17 of the Cooperation Agreement, the Cooperation Agreement may be amended, modified or waived only by an agreement in writing signed by the Company and the Investor Group.

In consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor Group and the Company, intending to be legally bound hereby, agree as follows:

1.	Amendment of Section 11(a) of the Cooperation Agreement. Section 11(a) of the Cooperation Agreement is amended and replaced in its entirety by the following language and all references to the defined term “Standstill Period” in the Cooperation Agreement shall take account of such amendment:

(a) Except as otherwise provided in this Section 11, this Agreement shall remain in full force and effect for the period (the “Standstill Period”) commencing on the date of this Agreement and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2025 Annual General Meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee; provided, however, that, without affecting any other right or remedy available to it, a non-breaching party may terminate this Agreement prior to the expiration of the Standstill Period where the other party commits a material breach of any term of this Agreement and (if such breach is remediable) fails to remedy that breach within 15 days of receipt of written notice of such determination.

2.	Amendment of Exhibits to the Cooperation Agreement to add Exhibit B. The Exhibits to the Cooperation Agreement are amended and updated as a new Exhibit B in the form attached to this Amendment.

3.	Resignation Letter. Notwithstanding anything contained in the Cooperation Agreement to the contrary, simultaneous with the execution and delivery of this Amendment, the Investor Group Designee, Michael A. Kaufman, has executed and delivered to the Company an irrevocable conditional letter of resignation from the Board in the form attached hereto as Exhibit B (Resignation Letter (Termination)) to this Amendment.

4.	No Other Modifications. Except as provided in Sections 1, 2 and 3 of this Amendment, no other modification of the Cooperation Agreement is intended to be effected by this Amendment and the Cooperation Agreement, as amended by this Amendment, shall remain in full force and effect.

5.	Representations and Warranties of the Company. The Company hereby represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Amendment and to consummate the transactions contemplated hereby, and that this Amendment has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms. The Company represents and warrants that the execution of this Amendment, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect, and that the execution, delivery and performance of this Amendment by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6.	Representations and Warranties of the Investor Group. Each member of the Investor Group represents and warrants that it has full power and authority to execute, deliver and carry out the terms and provisions of this Amendment and to consummate the transactions contemplated hereby, and that this Amendment has been duly and validly executed and delivered by it, constitutes a valid and binding obligation and agreement of it and is enforceable against it in accordance with its terms. Each member of the Investor Group represents and warrants that the execution of this Amendment, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of any organizational documents of it as currently in effect, and that the execution, delivery and performance of this Amendment by it does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound.

7.	Governing Law; Jurisdiction. This Amendment and any dispute, claim, suit, action or proceeding of whatever nature arising out of or in any way related to this Amendment (including any non-contractual disputes or claims) shall be governed by, and shall be construed in accordance with, the laws of the Cayman Islands. The courts of the Cayman Islands shall have exclusive jurisdiction to hear and determine any claim, suit, action or proceeding, and to settle any disputes, which may arise out of or are in any way related to or in connection with this Amendment, and, for such purposes, each party submits to the non-exclusive jurisdiction of such courts.

8.	Representation by Counsel. Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Amendment, and that it has executed this Amendment with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Amendment, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Amendment against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Amendment will be decided without regard to events of drafting or preparation.

9.	Counterparts. This Amendment may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf’) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. Sections 8 and 19(3) of the Electronic Transactions Act (As Revised) of the Cayman Islands shall not apply to this Amendment.

10.	No Third-Party Beneficiaries. A person who is not a party to this Amendment has no right under the Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands to enforce any term of this Amendment.

11.	Entire Understanding; Amendment. This Amendment, the Cooperation Agreement and the Confidentiality Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Amendment. Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has executed and delivered this Amendment, or caused the same to be executed and delivered by its duly authorized representative, as a deed on the date first above written.

THE COMPANY:

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer and Director

INVESTOR GROUP

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman
Managing Member

MAK CAPITAL FUND LP

By:	MAK GP L.L.C., General Partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman
Managing Member

MICHAEL A. KAUFMAN

SIGNATURE PAGE TO SECOND AMENDMENT TO THE COOPERATION AGREEMENT

EXHIBIT B

Form of Resignation Letter (Termination)

[●], 2024

Board of Directors Yatra Online, Inc.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Re: Resignation

Ladies and Gentlemen:

Reference is made to that certain Cooperation Agreement, dated July 17, 2022, as amended by the First Amendment and Second Amendment to the Cooperation Agreement (as amended, the “Agreement”), by and among Yatra Online, Inc., a Cayman Islands exempted company (the “Company”), and the entities and individuals set forth on the signature pages thereto. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

I hereby irrevocably offer to resign from my position as a director of the Company and from any and all committees of the Board on which I serve, subject to acceptance of such resignation by the Board, if and as required pursuant to Section 1(g) of the Agreement.

Very truly yours,

By:
Name:	Michael A. Kaufman